HEAD OFFICE

Armada Water Assets, Inc.	Tel:	+1 832 804 8312
2425 Fountain View Dr., Suite 300	Fax:	+1 832 262 4606
Houston	info@armadawater.com
TX 77057	www.armadawater.com

October 28, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Armada Water Assets Registration Statement on Form S-1 (File No. 333-196953)

Ladies and Gentlemen:

On behalf of Armada Water Assets, Inc. (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-196953), filed on June 20, 2014, as amended on July 22, 2014, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

At this time, due to current public market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of 457(p) under the Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Armada Water Assets, Inc., 2425 Fountain View Drive, Suite 300, Houston, Texas 77057, facsimile number (832) 262-4606, with a copy to the Company’s counsel, Fox Rothschild LLP, 2000 Market Street, 20th Floor, Philadelphia, Pennsylvania 19103-3222, facsimile number (215) 299-2150, Attention: Stephen M. Cohen.

If you have any questions with respect to this matter, please contact Stephen M. Cohen of Fox Rothschild LLP at (215) 299-2744.

Sincerely,

ARMADA WATER ASSETS, INC.

By:	/s/ Maarten Propper
Maarten Propper
Chief Executive Officer